PE
4-30-02

02027951

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002 Commission File Number: 1-10358

TRIZEC HAHN CORPORATION
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC HAHN CORPORATION

Date: April 25, 2002

By: ______________________

Name: Robin A. Campbell

Title: Senior Vice President, General Counsel and Secretary

EXHIBIT 1

TrizecHahn
CORPORATION

NEWS RELEASE

For Immediate Release

Investor Contact:
Dennis C. Fabro
Vice President,
Investor Relations
212 382 9366

Media Contact:
Rick Matthews
Senior Vice President,
Public Relations / Corporate Communications
212 382 9314

Shareholders Approve TrizecHahn Reorganization Plan

TORONTO, April 23, 2002 -- Shareholders of TrizecHahn Corporation (NYSE, TSE: TZH) voted overwhelmingly today to approve the Company's reorganization plan. Pending final approval by the Ontario Superior Court, the Company will be able to move forward with the launch of Trizec Properties, Inc., as a publicly traded U.S.-based office REIT (real estate investment trust).

The Plan of Arrangement that was approved today at a special shareholders meeting in Toronto was described in the Company's Management Information Circular mailed to shareholders on March 22, 2002.

On April 29, the scheduled hearing for final Court approval will take place. Provided that Court approval is received, TrizecHahn shareholders will exchange all of their TrizecHahn shares for shares of common stock of Trizec Properties, Inc. -- (some of which may be represented by Exchange Certificates), shares of Trizec Canada, or a combination. This will take place on the Plan's effective date -- on or about May 8.

When the Arrangement becomes effective, the Trizec Properties common stock (CUSIP: 89687P 10 7) (NYSE: TRZ) will be admitted to listing on the New York Stock Exchange. Trizec Canada subordinate voting shares (CUSIP 896874 10 4) (TSE: TZC) will be admitted to listing on the Toronto Stock Exchange and the Exchange Certificates (CUSIP 89687P 11 5) (NYSE, TSE: XTR) will be admitted to listing on both the NYSE and TSE.

Approval of the Plan of Arrangement was required in each of three class votes. First, TrizecHahn shareholders who had provided valid certification that they were "Qualifying U.S. Persons", voted 98.7 percent in favour of the Plan. All other TrizecHahn shareholders voted 99.8 percent to approve the Plan. Finally, with the TrizecHahn subordinate voting shares voting on a one-vote-per-share basis and the TrizecHahn multiple voting shares voting a simple majority of all of the votes entitled to be cast on the matter, shareholders voted 99.8 percent in favour.

TrizecHahn President and CEO Christopher Mackenzie commented, "The results of today's vote demonstrate clearly that our shareholders are every bit as excited as we are about the new public REIT. We will now complete the process of unlocking the Company's value for our shareholders, with an eye toward achieving strong profit growth and increased dividends in the coming years."

On April 24, TrizecHahn expects to announce the respective number of shares of Trizec Properties common stock, Trizec Canada subordinate voting shares and Exchange Certificates that TrizecHahn shareholders will acquire. When this announcement has been made, trading in the Trizec Properties common stock and the Exchange Certificates will commence on a "when issued" basis on both the NYSE and the TSE. In addition, "when issued" trading in the Trizec Canada subordinate voting shares will commence on the TSE. The settlement date for "when issued" trades will occur after the Plan of Arrangement has become effective, and will be set by the stock exchanges.

TrizecHahn Corporation, one of the largest public real estate companies in North America, has ownership interests and manages a high-quality portfolio of 76 U.S. office properties totalling 49 million square feet concentrated in the central business districts of seven major cities. It also has interests in U.S. retail/entertainment properties, and commercial properties in Canada and Europe. The Company trades on the New York and Toronto stock exchanges under the symbol TZH. For more information about the Company, including a fact book of supplemental operating and financial data, visit the TrizecHahn web-site at: www.tzh.com or call 1-800-891-7017.

TrizecHahn CORPORATION

NEWS RELEASE

This news release of the Corporation contains forward-looking statements relating to the Corporation's business and financial outlook, which are based on the Corporation's current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Corporation undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which our principal tenants compete, economic, technological and business conditions specific to the Internet industry which impact demand by tenants of our technology center business, our ability to timely lease or re-lease space at current or anticipated rents, our ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, our ability to attract and retain high quality personnel at a reasonable cost in a highly competitive labor environment, future demand for our debt and equity securities, our ability to refinance our debt on reasonable terms at maturity, our ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes applicable to Trizec Properties, Inc., market conditions in existence at the time we sell assets, the possibility of change in law adverse to Trizec Properties, Inc. or Trizec Canada Inc., and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in TrizecHahn Corporation's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC), TrizecHahn Corporation's Annual Information Form filed with the Canadian securities regulators and the Registration Statement TrizecHahn Corporation has filed with the SEC for Trizec Properties, Inc.

EXHIBIT 2

TrizecHahn
CORPORATION

NEWS RELEASE

For Immediate Release

Investor Contact:
Dennis C. Fabro
Vice President,
Investor Relations
212 382 9366

Media Contact:
Rick Matthews
Senior Vice President,
Public Relations / Corporate Communications
212 382 9314

TrizecHahn Announces Results Of Share Elections And Commencement Of "When Issued" Trading

TORONTO, April 24, 2002 -- TrizecHahn Corporation (NYSE, TSE: TZH) announced today the respective number of shares of Trizec Properties, Inc. common stock, Trizec Canada Inc. subordinate voting shares and Exchange Certificates that TrizecHahn shareholders will acquire under the Company's reorganization plan. TrizecHahn's Plan of Arrangement received shareholder approval yesterday.

Subject to proration, Trizec Properties and Trizec Canada shares and Exchange Certificates will be allocated on the basis of:

1. The shareholders' elections;
2. Shareholders' certifications as to their status as "Qualifying U.S. Persons" or Canadian residents; and
3. Shareholders' delivery of TZH share certificates.

Accordingly, TrizecHahn shareholders will exchange their subordinate voting shares as follows:

- Shareholders who elected to exchange their TrizecHahn shares for common stock of Trizec Properties -- those who provided the required certification that they are "Qualifying U.S. Persons" and who delivered their TrizecHahn share certificates to the depository -- will acquire that number of shares of Trizec Properties common stock equal to the number of TrizecHahn shares for which their election was made.
- Shareholders who elected to exchange their TrizecHahn shares for common stock of Trizec Properties and who delivered their TrizecHahn share certificates to the depository, but who are not "Qualifying U.S. Persons" or who failed to provide the

required certification that they are "Qualifying U.S. Persons", will acquire that number of Exchange Certificates equal to the number of TrizecHahn shares for which their election was made.

- Shareholders who elected to exchange their TrizecHahn shares for subordinate voting shares of Trizec Canada and who delivered their TrizecHahn share certificates to the depository, will exchange their TrizecHahn shares for (i) that number of Trizec Canada subordinate voting shares equal to approximately 89.7% of the number of TrizecHahn shares for which their election was made, plus (ii) that number of Exchange Certificates (or, in the case of shareholders who certified that they are "Qualifying U.S. Persons", shares of Trizec Properties common stock) equal to approximately 10.3% of that number of TrizecHahn shares.

- All other shareholders of TrizecHahn, including those shareholders who failed to make an election or who made an election that was invalid (for example, by failing to deposit their TrizecHahn share certificates with their election), will exchange their TrizecHahn shares for (i) that number of Trizec Canada subordinate voting shares equal to approximately 89.7% of their TrizecHahn shares, plus (ii) that number of Exchange Certificates equal to approximately 10.3% of their TrizecHahn shares.

Based on the above, TrizecHahn estimates that approximately 11.95 million Exchange Certificates will be acquired under the Plan of Arrangement.

Trading in the Trizec Properties common stock and the Exchange Certificates is expected to commence today on a "when issued" basis on both the NYSE and the TSE. In addition, "when issued" trading in the Trizec Canada subordinate voting shares is expected to commence today on the TSE. The settlement date for "when issued" trades will occur after the Plan of Arrangement has become effective, and will be set by the stock exchanges.

Shareholders who have made a valid election will have deposited their certificates for TrizecHahn shares with the depository, and such TrizecHahn shares are not available for trading. Any shareholder trading in subordinate voting shares of TrizecHahn from today until the effective date of the Plan of Arrangement has not made a valid election for those shares, and such shares will be exchanged for Trizec Canada subordinate voting shares and Exchange Certificates as described above in accordance with a deemed election applicable to shares not deposited. Also, the listing of the subordinate voting shares of TrizecHahn on both the NYSE and TSE will be suspended at the opening of trading on the effective date of the Plan of Arrangement. Concurrently, the Trizec Properties common stock (CUSIP: 89687P 10 7) (NYSE: TRZ) will be admitted to listing on the New York Stock Exchange. Trizec Canada subordinate voting shares (CUSIP 896874 10 4) (TSE: TZC) will be admitted to listing on the Toronto Stock Exchange and the Exchange Certificates (CUSIP 89687P 11 5) (NYSE, TSE: XTR) will be admitted to listing on both the NYSE and TSE.

TrizecHahn Corporation, one of the largest public real estate companies in North America, has ownership interests and manages a high-quality portfolio of 76 U.S. office properties totaling 49 million square feet concentrated in the central business districts of seven major cities. It also has interests in U.S. retail/entertainment properties, and commercial properties in Canada and Europe. The Company trades on the New York and Toronto stock exchanges under the symbol TZH. For more information about the Company, including a fact book of supplemental operating and financial data, visit the TrizecHahn web-site at: www.tzh.com or call 1-800-891-7017.